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SEC FILE NUMBER
A025427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: cfd Investment, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2704 S Goyer Rd
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Owens	765-453-9600	brent.owens@cfdinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of cfd Investments, Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GRETCHEN E MOORE
Notary Public, State of Indiana
Hamilton County
Commission Number NP0654063
My Commission Expires
June 01, 2030

SEAL NOTARY PUBLIC INDIANA

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CFD INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024

CFD INVESTMENTS, INC.

TABLE OF CONTENTS

RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CFD Investment, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFD Investment, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information on page 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 13 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as CFD Investment, Inc.'s auditor since 2022.

Knoxville, Tennessee
April 1, 2025

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2024

Assets

Current Assets		
Cash and Cash Equivalents	$	978,958
Deposits with Clearing Organizations		75,000
Commissions and Fees Receivable		1,258,869
Rep Receivable		40,000
Other Deposit Accounts		9,922
Prepaid Expenses - Current		478,870
Total Current Assets		2,841,619
Other Assets		
Marketable Securities		314,223
Cash Surrender Value - Life Insurance		37,676
Prepaid Expenses - Long Term		160,000
Right-of-Use Asset Operating Lease		409,468
Total Other Assets		921,367
Total Assets	$	3,762,986

Liabilities and Shareholders' Equity

Current Liabilities		
Accounts Payable	$	93,602
Commissions Payable		980,460
Accrued Indiana Income Tax		20,700
Dividend Payable		100,000
Operating Lease Obligation - Current		202,229
Total Current Liabilities		1,396,991
Long Term Liabilities		
Operating Lease Obligation - Long Term		207,239
Deferred Income Taxes		27,185
Total Long Term Liabilities		234,424
Total Liabilities		1,631,415
Shareholders' Equity		
Common Stock		376,625
Additional Paid-In Capital		15,500
Retained Earnings		1,739,446
Total Shareholders' Equity		2,131,571
Total Liabilities and Shareholders' Equity	$	3,762,986

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2024

Revenues	
Commissions and fees	$ 21,872,724
Other income	3,559,713
Unrealized Loss on Investments	79,103
Investment income	33,102
Total Revenues, net	25,544,642
Operating Expenses	
Commissions expense	19,062,886
Employee leasing/salaries	2,403,345
Technology fees	1,087,196
Office expense	702,465
Travel and entertainment	661,164
Professional services	298,946
Rent expense	258,000
Registrations, licenses, and assessments	242,543
Clearing costs and fees	238,322
Education, seminars, and meetings	167,182
Advertising and promotion	39,331
Insurance	26,982
Total Operating Expenses	25,188,362
Income Before Taxes	356,280
Income Tax Expense	(105,067)
Net Income	$ 251,213

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance 01/01/2024	$ 376,625	$ 15,500	$ 1,588,233	$ 1,980,358
Dividend Declared			(100,000)	(100,000)
Net Income			251,213	251,213
Balance at 12/31/2024	$ 376,625	$ 15,500	$ 1,739,446	$ 2,131,571

See accompanying notes

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Income	$ 251,213	
Adjustments to reconcile net income to net cash used in operating activities		
Amortization expense - ROU	197,339	
Unrealized Gain on Investments	(79,103)	
Increase in commissions and fees receivable	(89,117)	
Increase in Rep Receivable	(40,000)	
Increase in prepaid expenses	(27,024)	
Decrease in other assets	299	
Decrease in lease liability - ROU	(197,339)	
Decrease in accounts payable	(106,138)	
Increase in commissions payable	60,482	
Increase in income tax liabilities	13,695	
Decrease in settlement payable	(190,000)	
Net cash used in operating activities		(205,693)
Net Increase in Cash and Cash Equivalents		(205,693)
Cash and Cash Equivalents, Beginning of Year		1,184,651
Cash and Cash Equivalents, End of Year		$ 978,958
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash		$ 978,958
TOTAL CASH AND CASH EQUIVALENTS		$ 978,958

Non-Cash Items

A dividend of $100,000 was declared on December 20, 2024. This dividend was paid on 1/29/2025.

See accompanying notes

Note A-Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

cfd Investments, Inc. (the Company), was incorporated in 1986 in the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exceptive provision of the SEC Rule 15c3-3(k)(2)(ii). Additionally, the Company operates under the exceptive provision of Rule 15c3-3(k)(2)(i) for the special third-party account set up for the exclusive benefit of one customer.

Revenue Recognition

Commission revenue represents commissions generated by the Company's registered representatives for their clients' purchases and sales of mutual funds, variable annuities, general securities and other financial products, most of which is paid to the registered representatives as commissions for initiating the transactions.

Commission revenue is generated from front-end sales commissions that occur at the point of sale, as well as trailing commissions. The Company recognizes front-end sales commission revenue and related clearing and other expenses on transactions introduced to its clearing brokers on a trade date basis. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenue also includes 12b-1 fees, and variable product trailing fees, collectively considered as trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail eligible assets. Because trail commission revenues are generally paid in arrears, management estimates commission revenues earned during each period. These estimates are based on a number of factors including investment holdings and the applicable commission rate and the amount of trail commission revenue received in prior periods. Estimates are subsequently adjusted to actual based on notification from the sponsors of trail commissions earned.

Method of Accounting

The Company's financial statements are presented on an accrual basis method of accounting.

Commissions Receivable

Commissions receivable are recognized when the Company's right to consideration is unconditional and is presented net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables. Commissions and fees receivable were $1,258,869 at December 31, 2024.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Investment in Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities is stated at fair value. Unrealized holding gains and losses are reported in Statement of Operations.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Long-lived Assets

Long-lived assets to be held and used are tested and recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to investments (reported at market value for financial statement purposes and reported at cost for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards and tax credit carryforwards that are available to offset future income taxes.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interests incurred in its Statement of Operations.

The Company's federal and state income tax returns for 2021 through 2024 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents. Deposits with clearing organizations are restricted balances and not available for operating purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market date obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 – Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note A-Nature of Operations and Summary of Significant Accounting Policies (continued):

Fair Value Measurements (continued):

As of December 31, 2024, the Company held certain financial assets that are required to be measured at fair value:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at December 31, 2024
Marketable Equity Securities		
Financial services industry	$ 314,223	$ 314,223
Total Assets	$ 314,223	$ 314,223

Credit Losses

The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment of model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimated expected credit losses over the entire expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The company has commission revenue streams (including but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. The Company does not believe an allowance is required as of December 31, 2024.

Leases

ASC 842 requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. The Company elected a practical expedient to utilize a risk-free rate at the respective leases' inception as the discount rate.

Segment Reporting

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of securities products, such as stocks, bonds, mutual funds and variable annuities. The Company has identified President/CEO, Brent Owens, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note B – Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2024:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$12,180	$302,043	$ -	$314,223

Note C – Income Taxes:

Income tax expense for the year ended December 31, 2024 is as follows:

Current:		
	Federal	$ 84,367
	State	20,700
		$105,067
Deferred:		
	Federal	$ -0-
	State	-0-
		$ -0-
	Income Tax Expense	$ -0-

The significant components of the Company's deferred tax liabilities are as follows at December 31, 2024:

Unrealized gains on marketable securities	$ 27,185

Note D – Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations, and restrictions. The Company also has preferred stock which is designated at 10% non-cumulative stock.

The following summarizes the Company's shares of common and preferred stock at December 31, 2024:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E – Related Party Transactions:

Creative Financial Centre, LLC

The Company leases its office facilities from a related party under an operating lease agreement through December 2026, with monthly payments of $17,500. The risk-free discount rate utilized to recognize the present value of future lease payments as the operating lease obligation on the Statement of Financial Conditions was 2.45%. Rent expense was $210,000 for the year ended December 31, 2024. Future minimum lease payments at December 31, 2024, are as follows:

Year Ending December 31,	
2025	$ 210,000
2026	210,000
Total Minimum Lease Payments	420,000
Less Amounts Representing Interest	(10,532)
Present Value of Net Minimum Lease Payments	409,468
Less Current Obligation	(202,229)
Long Term Obligation	$ 207,239

According to the terms of the lease, the landlord has at their discretion, the ability to modify the terms of the lease to match the Company's utilization of office space.

cfd Leasing, Inc.

The Company utilized the personnel and equipment of the related party and expenditures were $2,400,349 and $5,702 for employee leasing and equipment leasing costs, respectively, during the year ended December 31, 2024. Employee costs are allocated each pay period, based on an allocation of time spent by each employee.

Smith CPA Group, Inc.

The Company utilizes the accounting services of the related party and expenditures were $60,000 for professional services/overhead costs during the year ended December 31, 2024.

Creative Financial Designs, Inc.

The Company collects management fees on behalf of the related party from its two clearing firms for advised accounts of the related party. No revenue or cost is recognized as the Company is only acting as the agent facilitating the transactions. Cash collected from the clearing firms and remitted to the related party was approximately $540,281 for the year ended December 31, 2024.

Note F – Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited. As of December 31, 2024 the company had $90,943 above the FDIC/SIPC limits.

Note G – Major Carrier:

Commissions and fees derived from the sale of products with four companies was approximately fifty-two percent (52%) of total revenues for the year ended December 31, 2024.

Note H – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $81,463. At December 31, 2024, the Company's net capital was $1,282,379 which was $1,200,916 in excess of its minimum net capital requirement.

Note I – Statements of Changes in Liabilities subordinated to Claims of General Creditors:

For the year ended December 31, 2024, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note J – Pending Litigation:

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company is currently involved in several proceedings. As of December 31, 2024, through legal consultation, the legal team has determined that it is more than likely that the company will be liable for $-0- as of December 31, 2024.

Note K – Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through April 1, 2025, the date on which the financial statements were available to be issued.

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net Capital		
Total Shareholders' Equity	$	2,131,571
Deductions and/or Charges		
Other assets		784,766
Net Capital Before Haircuts on Securities Positions		1,346,805
Haircuts on Other Securities		64,426
Net Capital	$	1,282,379
Aggregate indebtedness		
Items Included in Statement of Financial Condition		
Accounts payable, commissions payable and accrued payroll	$	1,221,947
Other liabilities		-
Total Aggregate Indebtedness	$	1,221,947
Computation on Basic Net Capital Requirement		
Minimum Net Capital Required	$	81,463
Excess Net Capital	$	1,200,916
Excess Net Capital at 1000%	$	1,160,184
Ratio: Aggregate Indebtedness to Net Capital		95.29%
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2024		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	1,366,618
Effect of audit adjustment on accounts included in net capital		(84,239)
Net Capital per Above	$	1,282,379

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

See accompanying report of independent registered public accounting firm

Phone: 765.453.9600 • 800.745.7776
Fax: 765.864.4080 • www.cfdinvestments.com
2704 South Goyer Road, Kokomo, IN 46902

Report of Compliance with Exceptive Provisions of SEC Rule 15c3-3

CFD Investments claims an exemption from the prohibitions established in the SEC Rule 15c3-36. The firm's exemptions are as follows:

1. Pursuant to (k)(2)(ii), the firm has fully disclosed clearing arrangements with National Financial Services, Inc.

Based on knowledge and belief, the firm was in compliance with the exceptive provisions of rule 15c3-3 and qualifies for the exemptions claimed above for all items from January 1 through December 31, 2024.

Ascribed to this 25th day of March 2025.

Brent Owens

President and Chief Executive Officer

RM
RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CFD Investments, Inc.

We have reviewed management's statements, included in the accompanying CFD Investments, Inc. (the "Company") Report of Compliance with Exemptive Provisions of SEC Ruel 15c3-3, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
April 1, 2025